1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Philip T. Hinkle

philip.hinkle@dechert.com +1 202 261 3460 Direct +1 202 261 3050 Fax

May 22, 2024

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management

Disclosure Review and Accounting Office
100 Pearl Street, Suite 20-100
New York, NY 10004
Attn: Ms. Mindy Rotter

Re:	Sound Point Meridian Capital, Inc. (File Nos. 333-272541 and 811-23881)

Dear Ms. Rotter:

This letter responds to oral comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on May 21, 2024, in connection with your review of the amended registration statement on Form N-2 (the “Registration Statement”) for Sound Point Meridian Capital, Inc. (formerly, Sound Point Meridian Capital, LLC) (the “Fund”) filed with the Securities and Exchange Commission (“SEC”) on May 10, 2024. The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf.

The Fund will file a Pre-Effective Amendment to its Registration Statement (the “Amended Registration Statement”), which will reflect the disclosure changes discussed below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

On behalf of the Fund, set forth below are the comments of the Staff along with our responses to or any supplemental explanations of such comments, as requested.

1.       Comment: The Staff notes that the fee table and example in the “FEES AND EXPENSES” section remain incomplete. Please confirm in correspondence that the tables will be completed in the Amended Registration Statement.

Response: The Fund so confirms.

2.       Comment: Regulation S-X 6-04.15 requires a line item for commitments and contingencies. The Staff notes that such disclosure was not provided on the Statement of Assets and Liabilities of the Fund. Please confirm in correspondence that all commitments and contingencies have been accounted for in the audited financial statements and please confirm that the required disclosure will be provided as warranted going forward.

Response: The Fund so confirms.

May 22, 2024

3.       Comment: Please confirm in correspondence that an updated auditor’s consent will be provided for the seed financial statements when the request for acceleration is filed with respect to the Amended Registration Statement.

Response: The Fund so confirms.

4.       Comment: Please confirm in correspondence that an updated auditor’s consent will be provided for the financial statements of the entity to be acquired when the request for acceleration is filed with respect to the Amended Registration Statement.

Response: The Fund so confirms.

*     *     *

Should you have any questions or comments, please contact me at 202.261.3460.

Sincerely,

/s/ Philip T. Hinkle

Philip T. Hinkle